File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2005

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓    Form 20-F                                        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                             ✓    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                                                     Not applicable

LOGITECH INTERNATIONAL S.A

Form 6-K

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2005	March 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$298,785	$341,277
Accounts receivable	204,867	229,234
Inventories	189,305	175,986
Other current assets	52,198	50,364

Total current assets	745,155	796,861
Investments	16,681	16,793
Property, plant and equipment	60,742	52,656
Goodwill	133,950	134,286
Other intangible assets	14,656	15,816
Other assets	2,287	2,460

Total assets	$973,471	$1,018,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$147,268	$9,875
Accounts payable	153,529	177,748
Accrued liabilities	144,427	156,575

Total current liabilities	445,224	344,198
Long-term debt	49	147,788
Other liabilities	685	737

Total liabilities	445,958	492,723

Commitments and contingencies

Shareholders’ equity:
Registered shares, par value CHF .5 - 115,803,310 authorized, 35,780,930 conditionally authorized, 95,803,310 issued and outstanding at June 30, 2005 and March 31, 2005	33,370	33,370
Additional paid-in capital	121,809	125,745
Less registered shares in treasury, at cost, 7,621,642 at June 30, 2005 and 7,321,094 at March 31, 2005	(192,053)	(173,728)
Retained earnings	607,050	584,653
Accumulated other comprehensive loss	(42,663)	(43,891)

Total shareholders’ equity	527,513	526,149

Total liabilities and shareholders’ equity	$973,471	$1,018,872

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Three months ended June 30,
	2005	2004
	(Unaudited)
Net sales	$334,702	$266,594
Cost of goods sold	227,330	175,728

Gross profit	107,372	90,866
Operating expenses:
Marketing and selling	46,293	39,569
Research and development	21,018	16,679
General and administrative	14,834	13,042

Total operating expenses	82,145	69,290
Operating income	25,227	21,576
Interest income (expense), net	585	(290)
Other income, net	234	896

Income before income taxes	26,046	22,182
Provision for income taxes	3,649	3,327

Net income	$22,397	$18,855

Net income per share and ADS:
Basic	$.25	$.21
Diluted	$.23	$.19
Shares used to compute net income per share and ADS:
Basic	88,457	89,656
Diluted	98,906	100,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended June 30,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$22,397	$18,855
Non-cash items included in net income:
Depreciation	7,025	5,916
Amortization of other intangible assets	1,160	1,396
Deferred income taxes and other	1,814	977
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	20,085	56,292
Inventories	(17,268)	(44,020)
Other assets	(2,677)	1,868
Accounts payable	(22,480)	12,646
Accrued liabilities	(14,999)	570

Net cash provided by (used in) operating activities	(4,943)	54,500

Cash flows from investing activities:
Purchases of property, plant and equipment	(10,766)	(10,591)
Acquisitions and investments, net of cash acquired	111	(29,788)

Net cash used in investing activities	(10,655)	(40,379)

Cash flows from financing activities:
Repayments of short-term debt	(9)	(4,073)
Repayments of long-term debt	—	(148)
Purchases of treasury shares	(31,530)	(34,155)
Proceeds from sale of shares upon exercise of options and rights	9,041	5,001

Net cash used in financing activities	(22,498)	(33,375)

Effect of exchange rate changes on cash and cash equivalents	(4,396)	(1,523)

Net decrease in cash and cash equivalents	(42,492)	(20,777)
Cash and cash equivalents at beginning of period	341,277	294,753

Cash and cash equivalents at end of period	$298,785	$273,976

Supplemental cash flow information:
Interest paid	$1,452	$1,449
Income taxes paid	$3,284	$1,217

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. designs, manufactures and markets personal peripherals for PCs and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depositary Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market. The Company’s registered office is located in Apples, Switzerland. The Company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

Note 2 — Basis of Presentation:

The accompanying consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and therefore do not include all the information required for non-condensed financial statements. They should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended March 31, 2005 included in its Annual Report on Form 20-F. In the opinion of management, these financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Operating results for the three month period ended June 30, 2005 is not necessarily indicative of the results that may be expected for the year ending March 31, 2006.

The Company’s fiscal year ends on March 31. Interim quarters are thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic net income per share is computed by dividing net income by the weighted average outstanding registered shares. Diluted net income per share is computed using the weighted average outstanding registered shares and dilutive registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options computed using the treasury stock method, and upon the conversion of convertible debt computed using the if-converted method.

The computations of basic and diluted net income per share amounts for the Company were as follows (in thousands except per share amounts):

	Three months ended June 30,
	2005	2004
Net income - basic	$22,397	$18,855
Interest expense on convertible debt, net of income taxes	763	721

Net income - diluted	$23,160	$19,576

Weighted average shares - basic	88,457	89,656
Effect of potentially dilutive stock options	5,001	5,486
Effect of potentially dilutive convertible debt	5,448	5,448

Weighted average shares - diluted	98,906	100,590

Net income per share and ADS - basic	$.25	$.21

Net income per share and ADS - diluted	$.23	$.19

During the three months ended June 30, 2005 and 2004, 274,087 and 754,111 share equivalents attributable to outstanding stock options were excluded from the calculation of diluted net income per share because the exercise prices of these options were greater than the average market price of the Company’s registered shares, and therefore their inclusion would have been anti-dilutive.

Note 4 — Balance Sheet Components:

The following provides a breakout of certain balance sheet components (in thousands):

	June 30, 2005	March 31, 2005
Accounts receivable:
Accounts receivable	$245,283	$274,538
Allowance for doubtful accounts	(4,751)	(5,166)
Allowance for customer programs and returns	(35,665)	(40,138)

	$204,867	$229,234

Inventories:
Raw materials	43,109	39,162
Work-in-process	491	572
Finished goods	145,705	136,252

	$189,305	$175,986

Other current assets:
Tax and VAT refund receivables	$14,407	$13,384
Deferred taxes	22,849	23,446
Prepaid expenses and other	14,942	13,534

	$52,198	$50,364

Property, plant and equipment:
Land	$3,081	$2,017
Plant and buildings	32,006	21,558
Equipment	87,438	82,698
Computer equipment and software	63,836	63,110
Construction-in-progress	9,390	16,136

	195,751	185,519
Less: accumulated depreciation	(135,009)	(132,863)

	$60,742	$52,656

Other assets:
Debt issuance costs	$510	$651
Deposits and other	1,777	1,809

	$2,287	$2,460

Note 5 — Goodwill and Other Intangible Assets:

During the three months ended June 30, 2005, changes in the carrying amount of goodwill was related to foreign currency adjustments.

The Company’s acquired other intangible assets subject to amortization were as follows (in thousands):

	June 30, 2005			March 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark/tradename	$16,898	$(11,960)	$4,938	$16,902	$(11,450)	$5,452
Technology	25,423	(16,175)	9,248	25,423	(15,559)	9,864
Customer contracts	600	(130)	470	600	(100)	500

	$42,921	$(28,265)	$14,656	$42,925	$(27,109)	$15,816

For the three months ended June 30, 2005 and 2004, amortization expense for other intangible assets was $1.2 million and $1.4 million. The Company expects that amortization expense for the nine-month period ending

March 31, 2006 will be $3.6 million, and annual amortization expense for fiscal years ending 2007, 2008, 2009 and 2010 will be $3.9 million, $2.5 million, $1.6 million and $0.7 million; and $2.4 million in total thereafter.

Note 6 — Convertible Debt:

On June 8, 2001, Logitech sold CHF 170.0 million ($95.6 million based on exchange rates at date of issuance) aggregate principal amount of its 1% convertible bonds, which mature in June 2006. The net proceeds of the convertible bond offering were used to refinance debt associated with the Company’s acquisition of Labtec in March 2001. The Company registered the convertible bonds for resale with the Swiss Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%.

Logitech may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days, or if 95% of the bonds have been converted. Unless the Company redeems the bonds early, bondholders may convert their bonds at any time until June 5, 2006 into Logitech registered shares at the conversion price of CHF 31.20 ($24.30 based on exchange rates at June 30, 2005) per share. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan.

At June 30, 2005, the fair value of the convertible bonds based upon quoted market value was CHF 223.8 million ($174.3 million), and the Company’s stock price was CHF 41.40. At June 30, 2005, the carrying amount of the convertible bonds was CHF 176.9 million ($137.8 million), and was classified as short-term debt. The Company anticipates the current liability to be satisfied either through conversion of the bonds into registered shares when the bonds mature in June 2006, or through refinancing the obligation.

Note 7 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. Comprehensive income consists of net income and other comprehensive income, a component of shareholders’ equity.

Comprehensive income for the three months ended June 30, 2005 and 2004, was as follows (in thousands):

	Three months ended June 30,
	2005	2004
Net income	$22,397	$18,855
Other comprehensive income (loss):
Cumulative translation adjustment	295	(4,271)
Deferred realized hedging gains	933	360

Comprehensive income	$23,625	$14,944

Note 8 — Shareholders’ Equity:

Stock Split

In June 2005, the Company’s shareholders approved a two-for-one split of Logitech’s shares and ADRs, which took effect on June 30, 2005. All references to share and per-share data for all periods presented herein have been adjusted to give effect to this stock split.

Share Repurchases

Pursuant to a buyback program announced in April 2004 authorizing the repurchase of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement), the Company repurchased 1,031,000 shares for approximately $31.5 million in open market transactions during the three months ended June 30, 2005. At June 30, 2005, the Company had repurchased a total of 6,581,000 shares for approximately $166.1 million in open market transactions under this program. The program expires at the date of the Company’s 2006 Annual General Meeting at the latest.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300 million (approximately $235 million based on exchange rates on the date of announcement). The program is subject to the approval of the Swiss Takeover Board, and is scheduled to begin once the Company completes its current share buyback program.

Stock-Based Compensation

The Company currently measures compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, the Company recognizes compensation expense only when it grants options with a discounted exercise price. The Company applies the pro forma disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting.

If the Company had used SFAS 123 to account for stock-based compensation expense, net income and net income per share and ADS would have been as follows (in thousands except per share amounts):

	Three months ended June 30,
	2005	2004
Net income:
As reported	$22,397	$18,855
Deduct: Total stock-based compensation expense using the fair value method, net of tax	(4,267)	(4,047)

Pro forma net income	$18,130	$14,808

Basic net income per share and ADS:
As reported	$.25	$.21
Pro forma	$.20	$.17
Diluted net income per share and ADS:
As reported	$.23	$.19
Pro forma	$.19	$.15

The fair value of employee stock options granted and shares purchased under the Company’s option and purchase plans was estimated using the Black-Scholes valuation model applying the following assumptions and values:

	Three months ended June 30,
	2005	2004	2005	2004
	Purchase Plans		Stock Option Plans
Dividend yield	0%	0%	0%	0%
Expected life	6 months	6 months	3.7 years	3.5 years
Expected volatility	24%	48%	49%	59%
Risk-free interest rate	2.77%	1.03%	3.79%	3.19%
Weighted average fair value per grant	$6.76	$6.25	$12.22	$10.33

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under APB Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of SFAS 123.

Note 9 — Derivative Financial Instruments – Foreign Exchange Hedging:

The Company enters into foreign exchange forward contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge does not generate offsetting changes in the foreign currency exposure of forecasted inventory purchases, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not record any gains or losses due to hedge ineffectiveness during the three months ended June 30, 2005 and 2004. The notional amount of foreign exchange forward contracts outstanding at June 30, 2005 and 2004 were $28.0 million and $9.4 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized gains totaled $.3 million at June 30, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. Realized net gains reclassified to cost of goods sold during the three months ended June 30, 2005 was $.3 million. Realized net losses classified to cost of goods sold during the three months ended June 30, 2004 was $.1 million.

The Company also enters into foreign exchange forward contracts to hedge against foreign currency exposures inherent in forecasted sales denominated in non-functional currencies, also designated as cash flow hedges. The foreign exchange forward contracts are entered into on a monthly basis and generally mature between one to two months, corresponding with the expected payment terms on the Company’s sales. Further, the Company may enter into foreign exchange swap contracts to extend the terms of its foreign exchange forward contracts. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive loss until the hedged receivable is settled, at which time the gains or losses are reclassified to other income (expense). The notional amount of foreign exchange forward contracts outstanding at June 30, 2005 and 2004 were $3.6 million and $2.6 million. The notional amount of foreign exchange swap contracts outstanding at June 30, 2005 was $1.3 million. There were no foreign exchange swap contracts outstanding at June 30, 2004. Unrealized gains on the contracts recorded in accumulated other comprehensive loss were immaterial at June 30, 2005.

Note 10 — Commitments and Contingencies:

At June 30, 2005, fixed purchase commitments for capital expenditures amounted to $11.8 million, and primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2005, fixed purchase commitments for inventory amounted to $130.8 million. The Company also had other commitments totaling $1.7 million for consulting and other services, for participation in an investment partnership, and for marketing and advertising arrangements.

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to Logitech’s guarantees similarly vary. At June 30, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $2.0 million. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2005. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The revenue measurement period for purposes of determining the performance payments will be the consecutive four-quarter period with the highest revenue beginning in April 2006 through September 2007. In the event remote control revenues during the measurement period reach the maximum level, as defined in the agreement, the amount of performance payments would total approximately 27% of remote control revenues during that period, although the percentage could be higher at lower revenue target levels. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill. No performance payments will be required for revenue levels less than $55.0 million during the revenue measurement period.

Certain of the Company’s products are subject to the European Union’s (“EU”) Waste Electrical and Electronic Equipment Directive (“WEEE”), which require producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE legislation beginning in August 2005. The Company is currently evaluating the impact of compliance with the WEEE directive. To date, specific legal requirements have not been finalized by many member states, with certain member states delaying implementation beyond August 2005. Until sufficient national legislations are available for interpretation, it is not possible for the Company to estimate the financial impact of complying with the directive.

The Company is involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. The Company believes these lawsuits and claims are without merit and intends to defend against them vigorously. However, there can be no assurances that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Note 11 — Geographic Information:

The Company operates in one operating segment, which is the design, manufacturing and marketing of personal peripherals for PCs and other digital platforms. Geographic net sales information in the table below is based on the location of the selling entity. Long-lived assets, composed primarily of fixed assets and investments, are reported below based on the location of the asset.

Retail and OEM net sales to unaffiliated customers by geographic region were as follows (in thousands):

	Three months ended June 30,
	2005	2004
Europe	$152,818	$126,584
North America	120,130	89,696
Asia Pacific	61,754	50,314

Total net sales	$334,702	$266,594

Long-lived assets by geographic region were as follows (in thousands):

	June 30, 2005	March 31, 2005
Europe	$28,262	$28,317
North America	16,225	16,069
Asia Pacific	35,223	27,523

Total long-lived assets	$79,710	$71,909

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This quarterly report on Form 6-K contains forward-looking statements that involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these statements as a result of certain factors, including those set forth below in “Risk Factors,” and in “Quantitative and Qualitative Disclosure about Market Risk.”

Overview

Logitech is a leading global technology company and earns revenues and profits from the sale of personal peripherals that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include webcams, mice, trackballs, and keyboards for the PC; interactive gaming controllers, multimedia speakers, headsets and headphones for the PC and for gaming consoles; headsets for mobile phones; headsets, headphones and speakers for mobile entertainment platforms; advanced remote controls; digital writing solutions; and 3D control devices. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers (“retail”).

The Company’s markets are extremely competitive. Some of Logitech’s competitors are well established with substantial market share, others are less established and compete at lower price points. These markets are characterized by aggressive pricing practices, rapidly changing technology and evolving customer demands. In order to remain competitive, the Company recognizes that continued investment in product research and development is critical to facilitating innovation of new and improved products and technologies. Logitech is committed to meeting customer needs for personal peripheral devices and believes innovation and product quality are important elements to gaining market acceptance and strengthening its market leadership. Logitech has historically targeted peripherals for the PC platform. While the Company remains focused on strengthening its market leadership in the PC market, it has also expanded into peripherals for other platforms, including video game consoles, mobile phones, home entertainment systems and most recently, mobile entertainment systems.

Over the last few years, Logitech has laid a foundation for long-term growth, expanding and improving its supply chain operations, investing in product development and marketing, delivering innovative new products, pursuing new market opportunities beyond the PC platform, and delivering revenue and profit growth year over year. During this time, the Company has significantly broadened its product offerings and the markets in which it sells them. Although most of this expansion has been organic, the Company’s business has also grown as a result of a limited number of acquisitions that have expanded the Company’s business into new product categories. In fiscal year 2005, the Company expanded its offerings to include advanced remote controls through its acquisition of Intrigue Technologies, Inc.

For the first quarter of fiscal year 2006, revenue grew 26% to $334.7 million and operating income grew 17% to $25.2 million compared to the year ago quarter. Operating expenses for the quarter increased 19% compared to the same period last year, while for the first quarter of fiscal year 2005, operating expense grew 31% year-over-year. The Company expects operating expenses in fiscal year 2006 to grow at about the same rate as the growth in gross profit. Net income for the quarter was $22.4 million, compared to $18.9 million in the prior year quarter. The Company’s retail business delivered strong growth with sales increasing by 27% to $284.3 million driven primarily by sales of audio, console gaming, and corded mice and keyboards. Complementing the growth in the Company’s retail business, Logitech’s OEM business also grew by 17% to $50.4 million due to increased sales of corded mice and cordless desktop products.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and other forms of share-based compensation. Accordingly, SFAS 123R eliminates the use of the intrinsic value method to account for share-based compensation transactions as provided under Accounting Principles Board Opinion No. 25. Under SFAS 123R, the Company is required to determine the appropriate fair value model to be used to value share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. In addition, the adoption of SFAS 123R will require additional accounting related to tax benefits on employee stock options and for shares issued under the Company’s employee stock purchase plan. The Company is required to adopt SFAS 123R in the first quarter of fiscal year 2007. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payment,” which provides the SEC’s interpretation of SFAS 123R and its views regarding the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects the impact on the Company’s results of operations will not be materially different from the amounts currently disclosed pursuant to the pro forma provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Results of Operations

Three Months Ended June 30, 2005 Compared to Three Months Ended June 30, 2004

Net Sales

Net sales by channel and product family for the three months ended June 30, 2005 and 2004 were as follows (in thousands):

	Three months ended June 30,
	2005	2004	Change%
Net sales by channel:
Retail	$284,312	$223,471	27%
OEM	50,390	43,123	17%

Total net sales	$334,702	$266,594	26%

Net sales by product family:
Retail - Cordless	$75,305	$76,680	(2%)
Retail - Corded	72,269	57,569	26%
Retail - Video	48,484	45,895	6%
Retail - Audio	54,797	21,499	155%
Retail - Gaming	20,589	16,249	27%
Retail - Other	12,868	5,579	131%
OEM	50,390	43,123	17%

Total net sales	$334,702	$266,594	26%

Logitech’s cordless and corded product families include the Company’s mice, trackballs, keyboards and desktops. Video is comprised of PC webcams; audio includes speakers and headset products for the PC, mobile phone and mobile entertainment platforms; gaming includes console and PC peripherals; and other is primarily comprised of the Company’s advanced remote control, digital pen and 3D input device offerings.

The Company’s revenues increased compared to the same period last year as a result of growing demand for both the Company’s retail and OEM products. Retail sales growth was largely attributable to strong demand for Logitech’s audio, console gaming, and corded mice and keyboards products. OEM sales were higher as a result of growth in both corded mice and cordless desktop products. Approximately 49% of the Company’s sales were denominated in currencies other than the U.S. dollar during the quarter ended June 30, 2005. The Company believes that currency fluctuations did not have a material impact on its revenue during the three months ended June 30, 2005.

Retail Cordless. Sales for the Company’s retail cordless products declined slightly, lower by 2%, and units were flat compared to last year. The decrease was due to lower cordless desktop sales, declining by 10%, while units were down by 5%. The decline reflects the phase out of older cordless desktop offerings as the Company makes room for new product launches expected for later in 2005. While desktop sales were lower, sales of cordless mice increased 9% and units were higher by 4%. Sales of the laser cordless mouse, introduced in September 2004, contributed most significantly to this growth.

Retail Corded. The Company experienced strong growth in sales of corded products during the first quarter of fiscal year 2006. Compared to a year ago, sales of corded products increased 26% and units were higher by 30%. Sales of corded mice increased 24% and units were up 20%, driven largely by the popularity of the MX518 gaming grade optical mouse that was launched late in fiscal year 2005. Strong demand for corded keyboards also contributed to the growth in the corded category, most significantly in Asia Pacific, with sales in the category increasing by 29% and units higher by 58%.

Retail Video. Retail video sales grew 6% and unit shipments increased 22% compared to the same period last year. Continuing the trend experienced in the March 2005 quarter, demand for the Company’s webcam products during the current quarter shifted towards lower-priced mass-market offerings. As a result of this shift, unit shipments of webcam products have increased at a higher rate than sales.

Retail Audio. Retail audio sales and shipments reached an all time high in the first quarter of fiscal year 2006. Sales were higher by 155% and units were up 79%. Contributing most significantly to the growth in the audio category were sales of the Company’s speakers. Demand was strong across numerous price points and reflects the increasing popularity of the Company’s speaker products for enjoying digital music. The Company’s mm22 portable speakers for iPod that were introduced in March 2005 contributed to the growth in speakers during the quarter. Beyond speakers, sales of both PC headsets and mobile phone headsets more than doubled compared to a year ago. Also, the Company’s audio revenues for the quarter include initial sales from the wireless headphones for iPod that were introduced at the end of the quarter.

Retail Gaming. Demand for retail gaming peripherals continued to be strong with sales up by 27% and units increasing 32% compared to the same period last year. The growth came entirely from sales of console gaming products, increasing by 84% with units up by 156%. The Company’s cordless controllers for the Playstation®2 and XboxTM platforms were the main drivers for the growth in console gaming peripherals. Also, sales of console steering wheel and the Playgear Pocket contributed to the growth in console gaming. Offsetting the increase in console gaming, sales of PC gaming peripherals declined by 15% and units were lower by 23%.

Retail Regional Performance. Regionally, the Company’s North America, Europe and Asia Pacific regions all delivered double-digit retail sales growth compared to the year ago period. The North America region experienced the strongest growth, with sales growing by 41%, with the growth occurring across all product categories. The most significant growth came from the Company’s audio and remote control products. Retail sales in Europe grew 21%, and similar to the North America region, the growth was led by strong sales of audio products. Also, contributions from console gaming, corded mice and video benefited sales in the region. Retail sales in Asia Pacific increased by 19%, with sales in Japan experiencing the most substantial growth. The improved retail performance in the region was led by strong sales of corded products, as well as higher sales of audio and console gaming products. During fiscal year 2005, the Company focused on growing and expanding its presence in China, including improving its distribution model, expanding its sales force in China and investing in marketing and product initiatives. For the first quarter of the fiscal year 2006, the Company has seen initial returns from these investments and expects China will return to sustainable growth during fiscal year 2006.

OEM. OEM revenues experienced a return to growth this quarter after enduring declines in fiscal year 2005 due to the significant multi-quarter spike in sales to Sony of peripherals for the Playstation®2 in fiscal year 2004. Sales of OEM products increased by 17% and units grew by 15% driven by strong growth in corded mice and cordless desktop products. Compared to the prior year quarter, sales of corded mice increased 18% and units were up 13% and cordless desktop sales increased 41% and units more than doubled. While the growth in OEM revenues was driven by the Company’s core OEM business, Logitech continues to pursue opportunities in other categories, including mobile headsets, remote controls and console gaming. However, as evident by the sharp decline in OEM revenues last year, as a result of the absence of OEM gaming sales to Sony, the timing and size of opportunities for Logitech’s non-core OEM products are difficult to predict.

Gross Profit

Gross profit for the three months ended June 30, 2005 and 2004 was as follows (in thousands):

	Three months ended June 30,
	2005	2004	Change
Net sales	$334,702	$266,594	26%
Cost of goods sold	227,330	175,728	29%

Gross profit	$107,372	$90,866	18%

Gross margin	32.1%	34.1%

Gross profit consists of net sales, less cost of goods sold which includes materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing components from outside suppliers, distribution costs and impairment of inventories.

The increase in gross profit correlates with the increase in revenues during the first quarter compared to the same period last year. The decline in the Company’s gross margin was largely due to the shift in retail sales mix. Most significantly, the higher percentage of audio sales in the current quarter impacted gross margin because margins in this category, although improved from the same period a year ago, are lower than the Company’s other core product categories. Gross margins were also lower for the period as a result of approximately $.8 million incurred in connection with the move to the Company’s new manufacturing facility in Suzhou, China in June 2005.

Operating Expenses

Operating expenses for the three months ended June 30, 2005 and 2004 were as follows (in thousands):

	Three months ended June 30,
	2005	2004	Change
Marketing and selling	$46,293	$39,569	17%
% of net sales	13.8%	14.8%
Research and development	21,018	16,679	26%
% of net sales	6.3%	6.3%
General and administrative	14,834	13,042	14%
% of net sales	4.4%	4.9%

Total operating expenses	$82,145	$69,290	19%

Marketing and Selling

Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs.

Higher marketing and selling expense in absolute dollars compared to the year ago quarter reflects increased marketing initiatives and higher personnel costs to support higher retail sales levels and expanded territorial coverage. Correlating with higher sales during the quarter, expenses incurred for commissions and marketing development initiatives with customers were higher than a year ago. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, also contributed to the increase.

Research and Development

Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products and enhancements of existing products.

The increase in research and development expense reflects the Company’s commitment to continued investments in research and product development efforts. Higher personnel costs contributed most significantly to the increase. Investments in product development were focused on the Company’s cordless, audio and advanced remote control product programs. The impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Swiss franc relative to the U.S. dollar, also contributed to the increase.

General and Administrative

General and administrative expense consists primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions.

General and administrative expense increased primarily as a result of increased headcount, throughout the organization, to support the growth of the Company’s business. Also, costs incurred for Sarbanes-Oxley consultation and implementation contributed to higher general and administrative expense compared to the year ago quarter. Further, the impact of exchange rate changes on translation to the Company’s U.S. dollar financial statements, particularly from the stronger Euro and Swiss franc relative to the U.S. dollar, contributed to the increase. The increases were offset by a decrease in legal expenses. Legal expenses were higher in the prior year quarter as a result of patent infringement claims inherited with the Company’s acquisition of Intrigue.

Interest Income (Expense), Net

Interest income and expense for the three months ended June 30, 2005 and 2004 were as follows (in thousands):

	Three months ended June 30,
	2005	2004	Change
Interest income	$1,510	$667	126%
Interest expense	(925)	(957)	(3%)

Interest income (expense), net	$585	$(290)	302%

Interest income was higher for the first quarter of fiscal year 2006 due to higher invested cash balances and higher returns earned on invested amounts.

Other Income, Net

Other income and expense for the three months ended June 30, 2005 and 2004 were as follows (in thousands):

	Three months ended June 30,
	2005	2004	Change
Foreign currency exchange gains, net	$204	$768	(73%)
Other, net	30	128	(77%)

Other income, net	$234	$896	(74%)

The decline in other income, net for the three months ended June 30, 2005 compared to a year ago was primarily due to decreased favorable fluctuations in exchange rates in the current quarter.

Provision for Income Taxes

The provision for income taxes and effective tax rate for the three months ended June 30, 2005 and 2004 were as follows (dollars in thousands):

	Three months ended June 30,
	2005	2004
Provision for income taxes	$3,649	$3,327
Effective income tax rate	14%	15%

The provision for income taxes consists of income and withholding taxes. Logitech operates in multiple jurisdictions and its profits are taxed pursuant to tax laws of these jurisdictions. The Company’s effective income tax rate may be affected by changes in tax laws or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters such as the ability to realize deferred tax assets. A reassessment by the Company of its tax position resulted in an adjustment of the Company’s effective income tax rates to 14% in the first quarter of fiscal year 2006 from 15% in fiscal year 2005. The reduction in the effective income tax rate was primarily due to changes in the Company’s geographic mix of income.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2005, net working capital was $300.0 million, compared to $452.7 million at March 31, 2005. The decrease in the Company’s working capital compared to the previous quarter was due to the reclassification of the convertible debt obligation from long to short-term. At June 30, 2005, the carrying amount of the convertible bonds, classified as short-term debt, was CHF 176.9 million ($137.8 million). However, despite the fact that the convertible bond is scheduled to mature in June 2006, the Company currently anticipates that it will either convert or be refinanced and therefore not require the use of working capital.

Cash and cash equivalents totaled $298.8 million at June 30, 2005, a decrease of $42.5 million from March 31, 2005. The decrease in cash was primarily due to $31.5 million used to repurchase shares under the Company’s share buyback program and $10.8 million used for capital expenditures, including investments for information system upgrades, construction of the new factory in Suzhou, China, and normal expenditures for tooling costs. Also, cash used in operations of $4.9 million during the quarter contributed to the decrease.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements are provided from three sources: cash flow generated from operations, cash and cash equivalents on hand and borrowings, as needed, under its credit facilities.

The Company has credit lines with several European and Asian banks totaling $70.9 million as of June 30, 2005. As is common for businesses in European and Asian countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. At June 30, 2005, $61.4 million was available under these facilities. There are no financial covenants under these lines of credit with which the Company must comply.

Cash Flow from Operating Activities

The following table presents selected financial information and statistics for June 30, 2005 and 2004 (dollars in thousands):

	June 30, 2005	June 30, 2004
Accounts receivable, net	$204,867	$150,926
Inventories	$189,305	$179,884
Working capital	$299,931	$368,716
Days sales in accounts receivable (DSO) (1)	55 days	51 days
Inventory turnover (ITO) (2)	4.8x	3.9x
Net cash provided by (used in) operating activities	$(4,943)	$54,500

(1)	DSO is determined using ending accounts receivable as of the most recent quarter-end and net sales for the most recent quarter.
(2)	ITO is determined using ending inventories and annualized cost of goods sold (based on the most recent quarterly cost of goods sold).

The Company’s operating activities used cash of $4.9 million during the three months ended June 30, 2005 compared to cash generated from operating activities of $54.5 million in the year ago quarter. Sales in the first quarter last year occurred at a more constant rate, contributing to lower accounts receivable at quarter end and higher collections of sales during the period. Additionally, DSO increased to 55 days compared to 51 days in the prior year quarter. Also impacting operating cash flows for the period was a sequential decline in trade payables and accrued liabilities, due to higher payables and accrued liabilities outstanding at March 2005 compared to the same period last year, and also due to the Company paying down outstanding payables at a faster rate.

Cash Flow from Investing Activities

The following table sets forth information on the Company’s cash flows from investing activities during the three months ended June 30, 2005 and 2004 (in thousands):

	Three months ended June 30,
	2005	2004
Purchases of property, plant and equipment	$(10,766)	$(10,591)
Acquisitions and investments, net of cash acquired	111	(29,788)

Net cash used in investing activities	$(10,655)	$(40,379)

The Company’s purchases of plant and equipment during the three months ended June 30, 2005 and 2004 were principally for construction of the new factory in Suzhou, China, information system upgrades, and normal expenditures for tooling.

In connection with the acquisition of Intrigue Technologies in May 2004, the Company paid net cash of $29.3 million during the three months ended June 30, 2004, acquiring all of Intrigue’s outstanding shares. Included in this amount are incremental expenses for acquisition-related transactions costs. Also, the Company made other equity investments of $.5 million, primarily for funding in A4Vision, Inc., a privately held company from which Logitech licenses face tracking software used in its PC webcams.

Cash Flow from Financing Activities

The following tables set forth information on the Company’s cash flows from financing activities, including information on its share repurchases during the three months ended June 30, 2005 and 2004 (in thousands except per share amounts):

	Three months ended June 30,
	2005	2004
Repayments of short-term debt	$(9)	$(4,073)
Repayments of long-term debt	—	(148)
Purchases of treasury shares	(31,530)	(34,155)
Proceeds from sale of shares upon exercise of options and rights	9,041	5,001

Net cash used in financing activities	$(22,498)	$(33,375)

	Three months ended June 30,
	2005	2004
Number of shares repurchased	1,031	1,494
Value of shares repurchased	$31,530	$34,155
Average price per share	$30.58	$22.86

Cash used in financing activities during the three months ended June 30, 2005 included treasury stock repurchases of 1,031,000 shares, totaling $31.5 million pursuant to the Company’s buyback program announced in April 2004. Proceeds totaling $9.0 million were realized from the sale of shares upon exercise of options pursuant to the Company’s stock plans during the first three months of fiscal year 2006.

During the three months ended June 30, 2004, the Company used cash to repurchase 1,494,000 shares under the buyback program announced in April 2004 for $34.2 million. Cash used for the repayment of debt obligations primarily related to the Company’s Swiss mortgage loan that matured in April 2004. Proceeds totaling $5.0 million were realized from the sale of shares pursuant to the Company’s stock plans during the first quarter of fiscal year 2005.

Cash Outlook

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s working capital requirements and capital expenditures could increase to support future expansion of Logitech operations. Future acquisitions or expansion of the Company’s operations may be significant and may require the use of cash.

The Company has CHF 170 million aggregate principal amount ($95.6 million based on exchange rates at date of issuance) of its 1% convertible bonds outstanding, which mature in June 2006. Logitech may redeem the bonds on notice if the closing price of its registered shares is at least 150% of the conversion price on 20 consecutive trading days, or if 95% of the bonds have been converted. At June 30, 2005, the carrying amount of the convertible bonds was CHF 176.9 million ($137.8 million), and was classified as short-term debt. Unless the Company redeems the bonds early, bondholders may convert their bonds at any time until June 5, 2006 into registered shares of Logitech at the conversion price of CHF 31.20 ($24.30 based on exchange rates at June 30, 2005) per share. The Company’s stock price on the SWX Swiss Exchange at the end of the first quarter of fiscal year 2006 was CHF 41.40. The Company anticipates the current liability to be satisfied either through conversion of the bonds into registered shares when the bonds mature in June 2006, or through refinancing the obligation. Accordingly, despite the fact that the convertible bond is scheduled to mature in June 2006, the Company does not expect to use working capital to pay off the bond.

In April 2004, the Company announced a buyback program of up to CHF 250 million (approximately $200 million based on exchange rates at the date of announcement). The program expires at the date of the Company’s 2006 Annual General Meeting at the latest. At June 30, 2005, the Company had repurchased a total of 6,581,000 shares for approximately $166.1 million in open market transactions under this program.

In June 2005, the Company announced the approval by its board of directors of a new share buyback program. The new program authorizes the buyback of up to CHF 300 million (approximately $235 million based on exchange rates on the date of announcement). The program is subject to the approval of the Swiss Takeover Board, and is scheduled to begin once the Company completes its current share buyback program.

In May 2004, the Company acquired Intrigue Technologies, Inc., a privately held provider of advanced remote controls. The purchase agreement provides for possible performance-based payments to the former shareholders of Intrigue tied to the achievement of remote control revenue targets. The revenue measurement period for purposes of determining the performance payments will be the consecutive four-quarter period with the highest revenue beginning in April 2006 through September 2007. In the event remote control revenues during the measurement period reach the maximum level, as defined in the agreement, the amount of performance payments would total approximately 27% of remote control revenues during that period, although the percentage could be higher at lower revenue target levels. The aggregate amount of performance payments, if any, will not be known until the end of the revenue measurement period, which may be as late as fiscal year 2008, and will be recorded as an adjustment to goodwill. No performance payments will be required for revenue levels less than $55.0 million during the revenue measurement period.

The Company believes that its cash and cash equivalents, cash flow generated from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Contractual Obligations and Commitments

The Company’s contractual obligations and commitments at June 30, 2005 included: (i) borrowings outstanding on its convertible bonds, (ii) amounts drawn on its credit lines, (iii) equipment financed under capital leases, (iv) facilities leased under operating lease commitments and (v) fixed purchase commitments for capital and inventory expenditures.

The Company expects to continue making capital expenditures in the future to support product development activities and ongoing and expanded operations. At June 30, 2005, fixed purchase commitments for capital expenditures amounted to $11.2 million, and primarily related to commitments for manufacturing equipment, computer software and tooling. Also, the Company has commitments for inventory purchases made in the normal course of business to original design manufacturers, contract manufacturers and other suppliers. At June 30, 2005, fixed purchase commitments for inventory amounted to $130.8 million. The Company also had other commitments totaling $1.7 million for consulting and other services, for participation in an investment partnership, and for marketing and advertising arrangements.

Off-Balance Sheet Arrangements

The Company has not entered into any transactions with unconsolidated entities whereby the Company has financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose it to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company.

Guarantees

The Company has guaranteed the purchase obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees generally have a term of one year and are automatically extended for one or more years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to the Company’s guarantees similarly varies. At June 30, 2005, the amount of these outstanding guaranteed purchase obligations was approximately $2.0 million. Logitech does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these guarantee arrangements.

Indemnifications

The Company indemnifies certain of its suppliers and customers for losses arising from matters such as intellectual property rights and safety defects, subject to certain restrictions. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. At June 30, 2005, no amounts have been accrued for indemnification provisions. The Company does not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under its indemnification arrangements.

Risk Factors

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we compete, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis and we typically do not obtain firm, long-term purchase commitments from our customers. As a result, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales can occur in the last month of each quarter, further increasing the difficulty in predicting revenues and profitability for the quarter.

•	We must incur a large portion of our costs in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments prior to obtaining firm commitments from our customers. This makes it difficult for us to adjust our costs in response to a revenue shortfall, which could adversely affect our operating results.

•	Our revenues and profitability in any given period can vary depending on the product mix reflected in that period’s revenue. Our prices and gross margins are generally lower for sales to OEM customers compared to sales to our retail customers. In addition, our prices and gross margins, particularly in our retail sales, can vary significantly by product line as well as within product lines.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in U.S. dollars whereas a significant portion of our sales to customers are transacted in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with U.S. dollar prices and to respond to currency-driven competitive pricing actions.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares.

If we do not introduce successful products in a timely manner, our business and operating results could suffer.

The market for our products is characterized by rapidly changing technology, evolving industry standards, short product life cycles and frequent new product introductions. As a result, we must continually introduce new products and technologies and enhance existing products in order to remain competitive. If technologies or standards that we adopt fail to gain widespread commercial acceptance, demand for such products could decline and our business could be adversely affected.

The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	develop innovative new products and enhancements in a timely manner;

•	distinguish our products from those of our competitors;

•	obtain licenses or other rights relating to propriety platforms developed by third parties, such as, Playstation, Xbox or iPod.

•	manufacture and deliver high-quality products in sufficient volumes; and

•	price our products competitively.

If we do not execute on these factors successfully, our business, financial condition and operating results could suffer.

Production levels that do not match demand for our products could result in lost sales or lower gross margins.

Our industry is characterized by rapid technological change, frequent new product introductions, short-term customer commitments and rapid changes in demand. We determine production levels based on our forecasts of product demand. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between actual and forecasted demand in the past and expect differences to arise in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory could negatively impact our cash flows and could result in inventory impairments. Excess manufacturing capacity could result in higher production costs per unit and lower margins.

•	If demand for our products exceeds our forecasts, we would have to rapidly ramp up production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to rapidly increase production levels to meet unexpected demand, and we could lose sales while we try to increase production. For example, in the third quarter of fiscal year 2005 we were not able to fully meet greater than expected demand for certain retail products because we were unable to obtain related components in a timely manner.

•	Rapidly increasing our production levels to meet unanticipated customer demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

Our OEM business could be adversely affected by consumer trends toward notebook computers.

Our OEM mice are sold with name-brand desktop PCs. Consequently our OEM business is highly dependent on market trends for desktop PCs. In recent periods, a shift by consumers towards notebook products has resulted in slower growth for desktop PCs. Our OEM revenues accounted for 15% and 16% of total revenues during the first quarters of fiscal year 2006 and 2005. If the desktop PC market continues to experience slower growth or decline, and if we do not successfully grow our non-mouse OEM business, our OEM revenues could be adversely affected.

Changes in environmental rules and regulations could increase our costs and impact our future operating results.

The European Union (“EU”) has finalized the Waste Electrical and Electronic Equipment Directive, or WEEE. This directive requires that producers of electrical goods be financially responsible for specified collection, recycling, treatment and disposal of covered products. The original implementation date proposed by the WEEE Directive for enactment of national legislation by EU member states was August 2004. Producers are to be financially responsible under the WEEE Directive beginning in August 2005. Producer obligations also include specified collection, recycling, treatment and disposal of equipment that had been placed in the EU marketplace prior to August 2005, and has reached its end of life. To date, specific legal requirements have not been finalized by many member states, with certain member states delaying implementation beyond August 2005. Until sufficient national legislations are available for interpretation, it is not possible to accurately determine the financial impact of complying with the WEEE Directive.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. It is our policy to apply strict standards for environmental protection to sites inside and outside the EU and the United States, even if we are not subject to regulations imposed by local governments. There is no assurance that such existing laws or future laws will not have a material adverse effect on us.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and we will endeavor to further expand our product portfolio. This expansion places a significant strain on our management, operations and engineering resources. The areas that are strained most by our growth include the following:

•	New Product Launch. Coordinating our product development, manufacturing, and distribution is increasingly complex. As this complexity increases, it places a strain on our ability to accurately coordinate the launch of our products with adequate supply to meet anticipated customer demand and effective marketing to stimulate demand and market acceptance. If we are unable to continue to scale and improve our product launch coordination, we could incur incremental costs to expedite delivery, frustrate our customers and lose retail shelf space and product sales.

•	Forecasting, Planning and Supply Chain Logistics. Forecasting customer demand and planning for production, and transportation and logistics management is also increasingly complex. If we are unable to continue to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products could decline and our business and operating results could be adversely affected.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, and continual performance enhancements and rapid adoption of technological and product advancements by competitors in our retail market. We continue to encounter aggressive price competition from our primary competitors and from less-established brands, and may choose to adjust prices to improve our competitive position.

We expect continued pressure in our retail business, particularly in the terms and conditions that our competitors offer customers, which may be more favorable than our terms. Future market conditions, product transitions, and initiatives by our competitors may require us to take actions to increase our customer incentive programs and could impact our revenues and operating margins.

Corded and Cordless. Microsoft is our main competitor in retail cordless (mice and desktops) and corded (mice and keyboards) categories. Microsoft’s offerings include a complete line of mice, trackballs, keyboards and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Microsoft, which will continue to impact our revenues and margins. We are also experiencing competition and pricing pressure for corded and cordless mice and desktops from less-established brands, in the lower-price segments, which could potentially impact our market share.

Microsoft is a leading producer of operating systems and applications with which our mice and keyboards are designed to operate. As a result, Microsoft may be able to improve the functionality of its mice and keyboards to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Video. Our main competitor in the U.S. for PC web cameras is Creative Labs, offering a complete line of PC web cameras. In Europe, our main competitors are Creative Labs and Philips. We continue to encounter aggressive pricing practices, promotions and channel marketing on a worldwide basis from Creative Labs, which will continue to impact our revenues and margins. We are also experiencing ongoing competition from less-established providers of PC web cameras that are seeking shelf space and increased market share through price competition.

Gaming. Competitors for our interactive entertainment products include Guillemot, Mad Catz, Pelican Accessories and Saitek Industries. Our cordless controllers for PlayStation®2 also compete against corded controllers offered by Sony. Sony has substantially greater financial, technical, sales, marketing and other resources than we do. In addition, our cordless controllers for Microsoft XboxTM are competing against Microsoft’s sales of their corded controllers.

Audio. Competitors in audio devices vary by product line. In the PC and mobile entertainment platform speaker business, competitors include Altec Lansing and Creative Labs. In the PC and console headset, telephony and microphone business, competitors include Altec Lansing and Plantronics. In addition, with our mobile phone headset business, we are competing against mobile phone and accessory companies such as Jabra Corporation (a company of the GN Netcom Group), Motorola, Nokia, Plantronics and Sony-Ericsson, some of whom have substantially greater resources than we have and each of whom has an established market position in this business. These markets are intensely competitive and market leadership changes as a result of new products, designs and pricing.

Advanced Remote Controls. With our acquisition of Intrigue Technologies in May 2004, we expanded our product portfolio to include a new line of personal peripheral devices for home entertainment systems. The market for advanced remote controls is highly competitive with many companies offering universal remote controls at price points similar to or lower than those of our Harmony remote offering. These companies include among others, Philips, Universal Remote, Universal Electronics, RCA and Sony.

If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically advanced features, design, and services, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be harmed. If we do not otherwise compete effectively, demand for our products could decline, our gross margins could decrease, we could lose market share, and our revenues could decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a network of domestic and international distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have historically been characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high-volume customers, we maintain individually significant receivable balances with these customers. We generally do not require any collateral from our customers. However, we seek to control our credit risk through ongoing credit evaluations of our customers’ financial condition and by purchasing credit insurance on certain U.S. and European retail accounts receivable balances. If any of our major customers were to default in the payment of their receivables owed to us, our business, financial condition, operating results and cash flows could be adversely affected.

Our principal manufacturing operations are located in China, which exposes us to risks associated with doing business in that country.

Our principal manufacturing operations are located in Suzhou, China. Most recently we completed the construction and transition of manufacturing to our new Suzhou factory. Our Suzhou manufacturing operations could be severely impacted by evolving interpretation and enforcement of legal standards, by strains on Chinese energy, transportation, communications, trade and other infrastructures, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States and Europe. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. Furthermore, governmental authorities in China exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Our Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or as a consequence of deterioration in relations between China and Taiwan, could diminish the productivity and effectiveness of our Suzhou manufacturing operations.

Further, we may be exposed to fluctuations in the value of the renminbi yuan, or RMB, the local currency of China. In recent years, China has been under international pressure to revalue its currency, which certain of its trading partners assert is undervalued. In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar. Immediately following the revaluation, the RMB appreciated 2% against the U.S. dollar. While the revaluation continues to limit the RMB to float within a tight percentage band each day, we believe that the change to a more flexible system based on a basket of foreign currencies opens the door to a further, gradual rise in the RMB’s value. Significant future appreciation of the RMB could increase our component and other raw material costs, as well as our labor costs and could adversely affect our financial results.

We depend on original design manufacturers and contract manufacturers who may not have adequate capacity to fulfill our needs or may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and logistics management, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delays in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply were delayed or constrained or if there were shortages of required components.

Lead times for materials and components ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for a component, and supplier capacity. From time to time, we have experienced component shortages. We continue to experience extended lead times on semiconductors and base metals used in our products. While we are trying to manage our component levels through the purchase of buffer stock, there is no guarantee that we will be able to maintain the inventory levels sufficient to meet our product demand. Currently, the shortages have not significantly impacted our product cost. In addition, we may be at risk for these components if our customers reject or cancel orders unexpectedly or with inadequate notice. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business, financial condition and operating results.

At various times, we have experienced fluctuations in component prices due to supply, demand and price trends of certain markets. In particular, we continue to experience fluctuations in prices for petroleum-based materials. We have generally been able to minimize the impact of such price increases by managing inventory levels, increasing production efficiencies and negotiating competitive prices with our suppliers. While we will continue to implement such actions, price fluctuations could have an impact on the cost of our products during a particular period and could impact our gross margins.

We purchase certain products and key components from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced. If the supply of these products or key components were to be delayed or constrained, we may be unable to find a new supplier on acceptable terms, or at all, or our new and existing product shipments could be delayed, any of which could harm our business, financial condition and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture our products, manage centralized distribution centers and transport our products. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products to meet customer demand, and we could lose sales, or we may experience a build-up in inventory.

We rely on commercial air freight carriers, ocean freight carriers, trucking companies and other transportation companies for the movement of our products. Consequently, our ability to ship products to our distribution centers could be adversely impacted by shortages in available cargo capacity. The logistics and supply chain infrastructure in China, where our products are manufactured, has not kept pace with the rapid expansion of China’s economy, resulting in capacity constraints in the transportation of goods. If we are unable to secure cost-effective freight resources in a timely manner, we could incur incremental costs to expedite delivery, which could adversely affect our gross margins and we could experience delays in bringing our products to market and lose product sales or accumulate excess inventory.

A significant portion of our quarterly retail orders and product deliveries generally occur in the last month of the fiscal quarter. This places pressure on our supply chain and could adversely impact our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter.

We conduct operations in a number of countries and the effect of business, legal and political risks associated with international operations could significantly harm us.

We conduct operations in a number of countries. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing international operations;

•	compliance with laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	exposure to political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	exposure to fluctuations in the value of local currencies;

•	difficulties or increased costs in establishing sales and distribution channels in unfamiliar markets, with their own market characteristics and competition, particularly in Latin America, Eastern Europe and Asia;

•	changes in value-added tax or VAT reimbursement;

•	imposition of currency exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in the development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties have copied and may in the future attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

Our business relies on access to patents and intellectual property obtained from third parties.

We are increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending and future lawsuits could adversely impact us.

We are currently involved in a number of lawsuits and claims relating to commercial matters that arise in the normal course of business. We believe these lawsuits and claims are without merit and intend to defend against them vigorously. However, there can be no assurance that our defenses will be successful, or that any judgment or settlement in any of these lawsuits or claims would not have a material adverse impact on the Company’s business, financial condition and results of operations.

Further, because of technological changes in the computer and consumer electronics industries, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products or our business methods may unknowingly infringe existing patents of others. The Company has from time to time been notified that it may be infringing certain patents or other intellectual property rights of others. Pending and future litigation and disputes arising over patent infringement claims, or over commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of our technical and management resources, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results.

Product quality issues could adversely affect our reputation and could impact our operating results.

The market for our products is characterized by rapidly changing technology and evolving industry standards. To remain competitive, we must continually introduce new products and technologies. The products that we sell may contain defects in design and manufacture. Defects may also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and fix all defects in the hardware and software Logitech sells. Failure to do so could result in product recalls, lost revenue, loss of reputation, and significant warranty and other expense to remedy.

Our effective tax rates may increase in the future, which could adversely affect our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating loss and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods. If our effective tax rate increases in future periods, our operating results could be adversely affected.

We are exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, we are not required to comply with the requirements of Section 404 until our fiscal year ending March 31, 2007. We are currently in the process of documenting and testing our internal controls over financial reporting to comply with the requirements of Section 404. As a result, we are committing substantial time and resources to evaluate and assess the effectiveness of our internal controls. During this process, we may identify deficiencies in our system of internal controls over financial reporting that may require remediation. Our evaluation and testing is ongoing, and there can be no assurance that we will not identify significant deficiencies or material weaknesses that would require remediation.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Foreign Currency Exchange Rates

The Company is exposed to foreign currency exchange rate risk because it transacts business in multiple foreign currencies, including exposure related to anticipated sales, anticipated purchases and assets and liabilities denominated in currencies other than the U.S. dollar. Logitech transacts business in over 30 currencies worldwide, of which the most significant to operations are the Euro, British pound sterling, Taiwanese dollar, Swiss franc, Japanese yen, Chinese renminbi yuan and Canadian dollar. With the exception of its operating subsidiaries in China, which use the U.S. dollar as their functional currency, Logitech’s international operations generally use the local currency of the country as their functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity.

The table below provides information about the Company’s underlying transactions that are sensitive to foreign exchange rate changes, primarily non-functional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency (in thousands):

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
U.S. dollar	Chinese renminbi yuan	$130,288	$(11,844)	$14,476
U.S. dollar	Mexican peso	2,949	(268)	328
U.S. dollar	Canadian dollar	1,943	(177)	216
U.S. dollar	Danish krone	522	(47)	58
U.S. dollar	Swiss franc	(4,801)	436	(533)
U.S. dollar	Taiwanese dollar	(7,295)	663	(811)
Euro	British pound sterling	4,932	(448)	548
Euro	Swiss franc	1,256	(114)	140
Euro	Swedish kroner	(613)	56	(68)

		$129,181	$(11,743)	$14,354

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

In July 2005, the Chinese government restructured the country’s exchange rate system, pegging the RMB to a basket of currencies rather than just the U.S. dollar, immediately resulting in the RMB appreciating 2% against the U.S. dollar. The Company’s principal manufacturing operations are located in China, with much of its component and raw material costs transacted in RMB. However, the functional currency of its Chinese operating subsidiary is the U.S. dollar as its sales and trade receivables are transacted in U.S. dollars. To hedge against any potential significant appreciation of the RMB, the Company has transferred a portion of its cash investments to RMB accounts. At June 30, 2005, net assets held in RMB totaled $130.3 million. While the revaluation continues to limit the RMB to float within a tight percentage band each day, the Company believes that the change to a more flexible system based on a basket of foreign currencies opens the door to a further, gradual rise in the RMB’s value.

The Company has CHF 170 million aggregate principal amount ($95.6 million based on exchange rates at the date of issuance) of its 1% convertible bonds outstanding, which mature in June 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At June 30, 2005, the carrying amount of the convertible bonds was CHF 176.9 million ($137.8 million), which reflects appreciation of the Swiss franc against the U.S. dollar since June 8, 2001 with an impact on the carrying amount of $42.2 million and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss franc, the increase in the cumulative translation adjustment component of shareholders’ equity would be $12.0 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $14.7 million would occur in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. As of June 30, 2005, the notional amount of forward foreign exchange contracts outstanding for forecasted inventory exposures was $28.0 million. These forward contracts generally mature within three months. Deferred realized gains totaled $.3 million at June 30, 2005 and are expected to be reclassified to cost of goods sold when the related inventory is sold. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of $4.1 million in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, a $1.5 million unrealized loss in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The interest rate on the Company’s convertible bonds is fixed. A change in interest rates, therefore, has no impact on interest expense or cash flows with respect to the bond obligations.

Changes in interest rates could impact the Company’s anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 100 basis point decrease or increase in interest rates from the June 30, 2005 and March 31, 2005 period end rates would not have a material effect on the Company’s results of operations or cash flows.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Recent Developments

On August 3, 2005, Logitech announced plans to recruit a new chief financial officer, in preparation for the retirement of Kristen Onken, the Company’s senior vice president of finance and chief financial officer. Ms. Onken, who joined Logitech in 1999, plans to lead the recruitment process and to remain with the Company until her successor has transitioned into the role.

Independent Registered Public Accounting Firm Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent registered public accounting firm. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC currently performs the following non-audit services, all of which have been approved by our Audit Committee of the Board of Directors: tax planning and compliance advice, and consultations regarding stock-based compensation, expatriate tax matters and Section 404 of the Sarbanes-Oxley Act.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report on Form 6-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of June 30, 2005 to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Controls

During the period covered by this report, no changes in the Company’s internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Incorporation of Logitech International S.A. as amended.

15.1	Submission of Matters to Vote of Security Holders - Annual General Meeting of Shareholders held on June 16, 2005.

31.1	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*

*	This exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certifications will not be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

/S/ GUERRINO DE LUCA
Guerrino De Luca
President and Chief Executive Officer

/S/ KRISTEN M. ONKEN
Kristen M. Onken
Chief Financial Officer, Chief Accounting Officer, and U.S. Representative

August 5, 2005